August 18, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kaiser Aluminum Corporation Registration Statement on Form S-4 Filed August 3, 2016 File Number 333-212875

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, Kaiser Aluminum Corporation (together with the additional registrants named in the above-referenced registration statement, the “Company”) hereby respectfully requests that the effective time of the above-referenced registration statement be accelerated to 4:00 p.m., New York City time, on August 22, 2016, or as soon thereafter as practicable. The Company respectfully requests that you confirm that the registration statement has been declared effective by telephoning Troy Lewis of Jones Day at (214) 969-3721 or me at (949) 614-1770.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Securities and Exchange Commission

August 18, 2016

Should you have any questions regarding this request, please contact Troy Lewis of Jones Day at (214) 969-3721 or me at (949) 614-1770. Thank you for your attention to this matter.

Very truly yours,

Kaiser Aluminum Corporation

By:	/s/ Daniel J. Rinkenberger
Daniel J. Rinkenberger

cc:	John Donnan, Kaiser Aluminum Corporation Cherrie Tsai, Kaiser Aluminum Corporation Troy Lewis, Jones Day Charles Haag, Jones Day